3651 Lindell RD. Ste. #322
Las Vegas, NV
89103

March 14, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Amanda Ravitz
Assistant Director
Division of Corporate Finance

cc:                      Geoffrey Kruczek
                           Tom Jones

RE:         American Graphite Technologies, Inc. (the “Company”)
Form 8-K/A
Filed Documents  February 5, 2013
File No. 000-54521

Dear Ms. Ravitz:

Further to your offices conversation with legal counsel on or about March 13, 2013 regarding the Super 8/K-A and your questions in regard to further information on the gifting of certain shares by Mr. Walchuk to four shareholders on June 11, 2012 (execution date), we respond as follows:

The names of the 4 shareholders gifted the stock are:

Able Star Capital Investments, Ltd.
Dandasia Limited
Minerales Holdings Can Corp.
Perculator Management Group Inc.

Management advises that the holders are not related parties to management of the Company.   Further, we hereby confirm that each of the shareholders have advised they hold no other shares of the Company and that each holds less than 5% of the shares of the Company and that they are not related to each other by either ownership or voting control.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you further, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Rick Walchuk
Rick Walchuk
Chief Executive Officer